EXHIBIT 99.1

STEALTHGAS INC. Reports First Quarter 2014 Financial and Operating Results

ATHENS, Greece, May 22, 2014 (GLOBE NEWSWIRE) -- STEALTHGAS INC. (Nasdaq:GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the first quarter ended March 31, 2014.

First Quarter 2014 Results:

  Revenues for the three months ended March 31, 2014 amounted to $33.9 million, an increase of $4.5 million, or 15.3%, compared to revenues of $29.4 million for the three months ended March 31, 2013, primarily due to the revenues earned by the additional vessels which commenced operation later in 2013 and supported by the relative firmness in the spot market compared to the same period in 2013. This coupled with the usual seasonal strength improved the charter market and all vessels were operating at almost full capacity for the quarter.
  Voyage expenses and vessels' operating expenses for the three months ended March 31, 2014 were $3.1 million and $10.7 million, respectively, compared to $3.5 million and $8.0 million for the three months ended March 31, 2013. The reduction of $0.4 million in voyage expenses was due to a 35% decrease in spot market days compared to the first quarter of 2013. The $2.7 million increase in operating expenses was primarily the result of four vessels that were added to the fleet and were operating on time charters and of increased crewing costs from our vessels operating in Latin America.
  Drydocking Costs for the three months ended March 31, 2014 were $0.4 million compared to $0.5 million for the same period last year. During the three months ended March 31, 2014, one vessel entered and completed drydock which was also the case during the same period of 2013. The decrease in the cost was due to the different locations of the drydocking shipyards.
  Depreciation for the three months ended March 31, 2014 was $8.1 million, a $0.8 million increase from $7.3 million for the same period of last year. This increase was due to the additional depreciation for five vessels that joined the fleet during 2013.
  Interest and finance costs for the three months ended March 31, 2014 were $2.1 million compared to $2.0 million for the same period of last year.
  As a result of the above, net income for the three months ended March 31, 2014 amounted to $7.6 million, compared to net income of $6.5 million for the three months ended March 31, 2013. The weighted average number of shares outstanding for the three months ended March 31, 2014 increased to 33.8 million compared to 20.6 million for the same period of last year, due to the public offering on April 30, 2013 and the offering on February 14, 2014. Earnings per share on a basic and diluted basis for the three months ended March 31, 2014 amounted to $0.23 compared to $0.31 for the same period of last year.
  Included in the first quarter 2014 results are net losses from interest rate derivative instruments of $0.07 million. Interest paid on interest rate swap arrangements amounted to $0.6 million, or $0.02 per share, compared to $1.2 million for the same period of last year. Adjusted net income was $7.2 million or $0.21 per share for the three months ended March 31, 2014 compared to $5.3 million or $0.26 per share for the same period last year.
  EBITDA for the three months ended March 31, 2014 amounted to $18.3 million. Reconciliations of Adjusted Net Income and EBITDA to Net Income and Adjusted EBITDA to Adjusted Net Income are set forth below.

An average of 42.0 vessels were owned by the Company in the three months ended March 31, 2014, compared to 37.0 vessels for the same period of 2013.

CEO Harry Vafias commented

The first quarter was another quarter of healthy profit for the Company. The freight market remained firm during the quarter. We managed to conclude a number of long term period charters for our vessels that depicts the charters sentiment and the strong fundamentals of our market. Our vessels that operate in the spot market were fully employed for this quarter. On March 28 we took delivery of the first LPG vessel under construction, the Eco Stream which has been chartered for eight years.

Regarding our medium term strategy on February 11 and on April 30, we have successfully concluded secondary offerings of 3,398,558 shares of common stock and of 4,476,195 shares of common stock respectively, priced at $9.71 per share for the first offering and $10.50 per share for the latter offering. The total gross proceeds from the two offerings were approximately $80.0 million. We believe that the proceeds will allow us to grow faster predominantly with new high tech newbuildings, and we are currently actively seeking projects for the optimal deployment of the capital raised. Over the next two years we have already committed to grow the fleet by at least 17 LPG vessels and have significant financial firepower for further expansion. In the medium term we aim to control more than 25% of the international 3000-7500 cbm pressurised LPG market. This is an opportune time to take advantage of the positive fundamentals in our core LPG sector, a low orderbook coupled with increasing product supplies coming out of the Middle East and the US that we believe will prove to be positive for the freight markets in the years to come. With very low leverage, earnings visibility and trading well below our Net Asset Value we believe we are the best choice for the investors to invest in the promising LPG Market.

Conference Call details:

On May 22, 2014 at 11:00 am ET, the company's management will host a conference call to discuss the results and the company's operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 001877 280 1254 (US Toll Free Dial In) or 0800 279 5004 (UK Toll Free Dial In) Access Code: 9653895.

In case of any problems with the above numbers, please dial +1 646 254 3361 (US Toll Dial In), or +44 (0) 20 3427 1918 (Standard International Dial In). Access Code: 9653895.

A telephonic replay of the conference call will be available until May 29, 2014 by dialing +1 347 366 9565 (US Local Dial In), +44 (0)20 3427 0598 (UK Local Dial In). Access Code: 9653895.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

STEALTHGAS INC. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry.  StealthGas Inc. currently has a fleet of 39 LPG carriers with a total capacity of 189,559 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has agreed to acquire 17 LPG carriers with expected deliveries by the end of 2015. Giving effect to the delivery of these acquisitions, StealthGas Inc.'s fleet will be composed of 56 LPG carriers with a total capacity of 273,959 cubic meters (cbm)STEALTHGAS INC's shares are listed on the NASDAQ Global Select Market and trade under the symbol "GASS."

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC's operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet Data:

The following key indicators highlight the Company's operating performance during the first quarters ended March 31, 2013 and March 31, 2014.

FLEET DATA	Q12013	Q12014
Average number of vessels (1)	37.0	42.0
Period end number of vessels in fleet	37	43
Total calendar days for fleet (2)	3,330	3,784
Total voyage days for fleet (3)	3,307	3,750
Fleet utilization (4)	99.3%	99.1%
Total charter days for fleet (5)	2,789	3,417
Total spot market days for fleet (6)	518	333
Fleet operational utilization (7)	95.9%	98.3%

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted Net Income represents Net Income before (gain)/ loss on derivatives, excluding swap interest paid, share based compensation and unrealized exchange differences. EBITDA represents net income before interest and swap interest paid, income tax expense, depreciation and amortization. Adjusted EBITDA represents adjusted net income before interest and swap interest paid, income tax expense, depreciation and amortization. Adjusted net income, adjusted EPS, EBITDA and adjusted EBITDA, are not recognized measurements under U.S. GAAP. Our calculation of adjusted net income, adjusted EPS, EBITDA and adjusted EBITDA, may not be comparable to that reported by other companies in the shipping or other industries.  In evaluating Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses that are the same as  or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results. We also use EBITDA to assess our performance and believe it represents useful information for investors regarding a company's ability to service and/or incur indebtedness.

(Expressed in United States Dollars,
except number of shares)
	First Quarter Ended March 31st,
	2013	2014
Net Income - Adjusted Net Income
Net income	6,458,657	7,632,078
(Gain) / Loss on derivatives	(28,085)	69,505
Less swap interest paid	(1,181,756)	(607,006)
Unrealized exchange gain	(885)	(1,089)
Share based compensation	72,155	72,155
Adjusted Net Income	5,320,086	7,165,643

Net income – EBITDA
Net income	6,458,657	7,632,078
Plus interest and finance costs incl. swap interest paid	3,202,797	2,672,867
Less interest income	(59,982)	(74,697)
Plus depreciation	7,334,221	8,090,675
EBITDA	16,935,693	18,320,923

Adjusted Net income - Adjusted EBITDA
Adjusted Net Income	5,320,086	7,165,643
Plus interest and finance costs incl. swap interest paid	3,202,797	2,672,867
Less interest income	(59,982)	(74,697)
Plus depreciation	7,334,221	8,090,675
Adjusted EBITDA	15,797,122	17,854,488

EPS - Adjusted EPS
Net income	6,458,657	7,632,078
Adjusted net income	5,320,086	7,165,643
Weighted average number of shares	20,552,568	33,751,847
EPS - Basic and Diluted	0.31	0.23
Adjusted EPS	0.26	0.21

StealthGas Inc.
Unaudited Consolidated Statements of Income
(Expressed in United States Dollars, except number of shares)
	For The Three Months Ended March 31,
	2013	2014

Revenues
Revenues	27,013,711	31,450,716
Revenues - related party	2,433,750	2,433,750
Total revenues	29,447,461	33,884,466

Expenses
Voyage expenses	3,105,359	2,700,724
Voyage expenses - related party	365,459	413,725
Vessels' operating expenses	6,987,069	9,697,564
Vessels' operating expenses - related party	975,339	979,770
Drydocking costs	495,726	363,016
Management fees - related party	1,078,200	1,276,700
General and administrative expenses	681,595	665,117
Depreciation	7,334,221	8,090,675
Total expenses	21,022,968	24,187,291

Income from operations	8,424,493	9,697,175

Other (expenses)/income
Interest and finance costs	(2,021,041)	(2,065,861)
Gain/(Loss) on derivatives	28,085	(69,505)
Interest income	59,982	74,697
Foreign exchange loss	(32,862)	(4,428)
Other expenses, net	(1,965,836)	(2,065,097)

Net income	6,458,657	7,632,078

Earnings per share
- Basic and diluted	0.31	0.23

Weighted average number of shares
-Basic and diluted	20,552,568	33,751,847

StealthGas Inc.
Unaudited Consolidated Balance Sheets
(Expressed in United States Dollars)
	December 31,	March 31,
	2013	2014

Assets
Current assets
Cash and cash equivalents	86,218,517	114,110,686
Receivables from related party	104,476	--
Trade and other receivables	4,726,758	4,101,701
Claims receivable	136,867	96,457
Inventories	2,461,093	2,358,251
Advances and prepayments	715,444	642,226
Restricted cash	3,521,902	4,707,363
Total current assets	97,885,057	126,016,684

Non current assets
Advances for vessels under construction and acquisitions	70,577,435	72,277,236
Vessels, net	677,022,902	694,287,916
Other receivables	582,765	268,765
Restricted cash	2,300,000	2,500,000
Deferred finance charges, net of accumulated amortization of $2,212,091 and $2,380,871	2,616,584	2,447,804
Total non current assets	753,099,686	771,781,721
Total assets	850,984,743	897,798,405

Liabilities and Stockholders' Equity
Current liabilities
Payable to related party	5,941,043	6,173,140
Trade accounts payable	7,973,097	9,480,981
Accrued liabilities	2,880,377	3,375,873
Deferred income	4,735,350	3,603,328
Fair value of derivatives	277,212	180,692
Current portion of long-term debt	41,263,165	42,034,490
Total current liabilities	63,070,244	64,848,504

Non current liabilities
Fair value of derivatives	2,955,755	2,490,310
Other non current liabilities	758,844	881,066
Long-term debt	311,605,457	317,369,884
Total non current liabilities	315,320,056	320,741,260
Total liabilities	378,390,300	385,589,764

Commitments and contingencies	--	--

Stockholders' equity
Capital stock shares issued and outstanding with a par value of $0.01 per share	321,273	355,258
Additional paid-in capital	385,088,821	417,012,492
Retained earnings	87,233,820	94,865,898
Accumulated other comprehensive loss	(49,471)	(25,007)
Total stockholders' equity	472,594,443	512,208,641
Total liabilities and stockholders' equity	850,984,743	897,798,405

StealthGas Inc.
Unaudited Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
	For The Three Months Ended March 31,
	2013	2014

Cash flows from operating activities
Net income for the period	6,458,657	7,632,078

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,334,221	8,090,675
Amortization of deferred finance charges	108,840	168,780
Unrealized exchange differences	(885)	(1,089)
Share based compensation	72,155	72,155
Change in fair value of derivatives	(1,209,841)	(537,501)

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	192,786	939,057
Claims receivable	(288,545)	--
Inventories	(254,442)	102,842
Advances and prepayments	(162,123)	73,218
Increase/(decrease) in
Balances with related parties	(255,778)	336,573
Trade accounts payable	183,560	1,507,884
Accrued liabilities	2,183	495,496
Other non current liabilities	78,781	122,222
Deferred income	(1,118,775)	(1,132,022)
Net cash provided by operating activities	11,140,794	17,870,368

Cash flows from investing activities
Insurance proceeds	13,484	40,410
Vessels acquisitions and advances for vessels under construction	(107,070)	(27,055,490)
Increase in restricted cash account	(1,276,881)	(1,385,461)
Net cash used in investing activities	(1,370,467)	(28,400,541)

Cash flows from financing activities
Net proceeds from common stock issuance	--	31,885,501
Customer deposits paid	(280,000)	--
Loan repayments	(9,351,101)	(10,614,248)
Proceeds from long-term debt	--	17,150,000
Net cash (used in)/provided by financing activities	(9,631,101)	38,421,253

Effect of exchange rate changes on cash	885	1,089

Net increase in cash and cash equivalents	140,111	27,892,169
Cash and cash equivalents at beginning of year	42,273,000	86,218,517
Cash and cash equivalents at end of period	42,413,111	114,110,686
CONTACT: Fleet List and Fleet Deployment
         For information on our fleet and further information:
         Visit our website at www.stealthgas.com

         Company Contact:
         Stavros Papantonopoulos
         Finance Manager
         STEALTHGAS INC.
         011-30-210-6250-001
         E-mail: sp@stealthgas.com